Exhibit 21.1
SUBSIDIARIES OF TOTAL SYSTEM SERVICES, INC.

Ownership		Place of
Percentage	Name	Incorporation
100%	Columbus Depot Equipment Company	Georgia
100%	TSYS Canada, Inc.	Georgia
100%	TSYS Total Debt Management, Inc.	Georgia
100%	Columbus Productions, Inc.	Georgia
100%	Enhancement Services Corporation	Georgia
100%	TSYS Japan Co., Ltd.	Japan
100%	TSYS Technology Center, Inc.	Idaho
100%	ProCard, Inc.	Delaware
100%	TSYS Prepaid, Inc.	Delaware
100%	Vital Processing Services, LLC	Delaware
	100% Golden Retriever Systems, L.L.C.	Arizona
	100% Vital Merchant Services, L.L.C.	California
	51% Merlin Solutions, Inc.	Maryland
51.46%	GP Network Corporation	Japan
49%	Total System Services de Mexico, S.A. de C.V.	Mexico
	100% TSYS Servicios Corporativos	Mexico